

ASX Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8116 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

22 June 2007

Off-market buy-back adjustment to Tax Value

Santos today announced that following discussions with the Australian Taxation Office (ATO), it has varied the methodology for calculating the Tax Value for the purpose of its off-market share buy back.

The Tax Value is relevant to Australian resident shareholders participating in the buy-back as it impacts the deemed disposal price for Australian tax purposes of shares sold into the buy-back. Australian resident shareholders participating in the buy-back will be deemed for CGT purposes to have disposed of each share for capital proceeds of $2.79 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The change in methodology is likely to result in an increase in the Tax Value for participating shareholders and, in that event, will result in a reduced capital loss or an increased capital gain as applicable depending on individual shareholder circumstances. Further information regarding the Tax Value is set out on page 20 of the buy-back booklet.

Having regard to current market conditions, it has been agreed with the ATO that the adjusting index for the purposes of calculating the Tax Value will be changed from the S&P/ASX 200 Index to the S&P/ASX 200 Resources Index and hence the Tax Value will be determined in accordance with the following formula:

$$\$12.25 \times \frac{\text{Closing level of the S\&P/ASX 200 Resources Index on 29 June 2007}}{4{,}906.0}$$

The change in the methodology for calculating the Tax Value does not change the manner in which Santos will determine the buy-back price.

The tender period closes at 7pm (Eastern Standard Time) on Friday 29 June 2007, with announcement of the buy-back price expected to be on Saturday, 30 June 2007.

The tax calculator available on Santos' website (www.santos.com) has been updated to reflect the revised methodology for calculating the assumed Tax Value using the formula above. As this change may affect the outcomes of the tax calculator, shareholders who have previously used the tax calculator to estimate the indicative after tax proceeds from participating in the buy-back may wish to revisit their calculations.

dlw 6/26

Issuer Sponsored Holders who wish to amend or withdraw their tenders must submit a withdrawal/amendment form with the registry or use the online tender facility at www.santos.com. Any amendment or withdrawal will not be effective unless it is received by 7pm (Eastern Standard Time) on Friday, 29 June 2007.

CHESS Holders who wish to amend or withdraw their tenders will need to instruct their controlling participant (normally their broker) in sufficient time for them to process the withdrawal or amendment by 7.00pm (Eastern Standard Time) on Friday, 29 June 2007.

Shareholders are encouraged to read the buy-back booklet carefully before deciding to participate in the buy-back, and to consider obtaining independent advice before making any financial decisions. If you require further information on the buy-back, including details of the current implied Tax Value, please contact the Santos Limited buy-back enquiry line on 1300 366 075 (within Australia) or +61 3 9415 4612 (from outside Australia).

Important notice

Not for distribution or release in or into the United States of Canada

This announcement does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract thereof. No indications of interest in the buy-back are sought by this announcement. Shareholders who are (or nominees who hold Santos Limited shares on behalf of or for the account of persons who are) in the United States or US persons, (within the meaning of Regulation S under the United States Securities Act of 1933), residents of Canada or who are otherwise excluded foreign persons will not be eligible to participate in the off-market buy-back described in this announcement. ADRs and restricted employee shares may not be tendered into the buy-back. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, when issued, will not to be distributed or sent into the United States or Canada.

Forward looking statements

This announcement contains forward looking statements, including statements regarding the implementation of the off market buy-back and its effects on our business and securities. The results and effects of the off-market buy-back may differ materially from those expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include the number of shares bought back, the buy-back price and the general trading and economic conditions affecting our business. We do not undertake any obligation to revise these forward looking statements to reflect any future events or circumstances.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Christian Bennett
+61 8 8116 5155 / +61 (0) 400 686 106
christian.bennett@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

15 June 2007

Santos lodges submission to shareholding cap review

Santos has today lodged its formal submission in response to the South Australian Government's review of the Santos (Regulation of Shareholdings) Act 1989 which was announced on 1 May 2007.

Following analysis against each of the six Terms of Reference established by the South Australian Government (see attached), Santos strongly endorses full removal of the 15% shareholding cap. Specifically, Santos believes that:

- The original intent of the shareholding cap, introduced 28 years ago, is no longer applicable;
- The shareholding cap inhibits Santos' future growth;
- Removal of the shareholding cap would not give rise to any significant risks to South Australia's economy, but there is considerable upside;
- South Australia's energy security is now assured by integration into the south-eastern Australian energy network;
- There would be no adverse implications for regional development; and
- South Australia will benefit directly if Santos can achieve its full growth potential.

"Santos' Board and management strongly believe that the shareholding cap should be removed as it acts as an impediment to Santos realising its full growth potential. Removal would deliver significant benefits to the company and by extension the South Australian economy," said Santos' Managing Director, Mr John Ellice-Flint.

"Santos is a proud South Australian company that is committed to growing its presence in the state, a commitment demonstrated in April when the company moved into a new purpose-built Adelaide head office," he added.

The South Australian Government has indicated that it expects to complete its internal review by 31 July 2007 and for the Government to announce its intentions within two months of finalising the review.

Attachment
Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

REVIEW OF SANTOS (REGULATION OF SHAREHOLDINGS) ACT 1989

TERMS OF REFERENCE

Background

The 15% shareholding restriction on shares held in Santos Limited was enacted almost 30 years ago in 1979. The original Act was repealed in 1989 and replaced with the Santos Limited (Regulation of Shareholdings) Act 1989.

The legislation restricts any one party from having a shareholding of greater than 15% in Santos Limited. The restriction remains in place whilst Santos, or a subsidiary of Santos engages in the recovery and production of petroleum within South Australia.

Details of Terms of Reference

The South Australian Government has been requested to undertake a review of the Santos Limited (Regulation of Shareholdings) Act 1989 by Santos.

The Government will undertake a review under the Minister for Mineral Resources Development by 31 July 2007.

The review will assess the benefits and cost of retaining the shareholding cap for both Santos and South Australia, taking into account:

1. the original intent of the 15% shareholding cap and its applicability today;
2. the impact of the shareholding cap on the operations and future growth of Santos both globally and in South Australia;
3. any potential risks from removal of the cap to South Australia's economy;
4. energy security issues in South Australia;
5. regional development implications; and
6. an overall assessment of the current and future benefits of Santos' operations in South Australia.

The review will include the opportunity for public consultation and submissions to the review can be made by 15 June 2007.

The internal review by Government will be completed by 31 July 2007 and the Government will announce its intentions within 2 months of finalising the review.

Submissions to the review are to be lodged with:

Mr Lou Jansen
Principal Commercial Advisor, Department of Trade and Economic Development
Address: GPO Box 1264, Adelaide, South Australia 5001
Telephone: (08) 8303 2451
Email: lou.jansen@state.sa.gov.au

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION TEL/ID	NO.	MODE		PGS.	RESULT	
06/11 18:33		5670	AUTO RX	ECM	6	OK	01'31
06/11 19:22	61 3 9645 7226	5671	AUTO RX	ECM	2	OK	00'52
06/12 01:09	+41588588009	5672	AUTO RX	ECM	3	OK	00'36
06/12 12:13	16152446804	0372	TRANSMIT	ECM	7	OK	02'26
06/12 12:16	12128721002	0373	TRANSMIT	G3	7	OK	03'25
06/12 12:20	12124506851	0374	TRANSMIT	ECM	7	OK	01'09
06/12 12:21	7039144411	0375	TRANSMIT	ECM	1	OK	00'17
06/12 13:04	858 509 3691	5673	AUTO RX	ECM	4	OK	00'37
06/12 13:54	202 624 1406	5674	AUTO RX	G3	4	OK	04'16
06/12 14:47	17037655061	0376	TRANSMIT	ECM	1	OK	00'19
06/12 15:47	17037655061	0377	TRANSMIT	ECM	8	OK	01'17
06/12 15:58	18668175023	0378	TRANSMIT	ECM	1	OK	00'26
06/12 16:02	17037655061	0379	TRANSMIT	ECM	2	OK	00'31
06/12 17:41		5675	AUTO RX	G3	0	NG	00'43
						0	#0005
06/13 19:17		5676	AUTO RX	ECM	1	OK	00'40
06/14 01:42	61 8 93809970	5677	AUTO RX	ECM	2	OK	01'52
06/14 02:27	61 3 9645 7226	5678	AUTO RX	ECM	39	OK	17'10
06/14 10:42	+	5679	AUTO RX	G3	1	OK	00'49
06/14 11:03		5680	AUTO RX	ECM	4	OK	00'47
06/15 00:42		5681	AUTO RX	ECM	2	OK	00'55

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Christian Bennett
+61 8 8116 5155 / +61 (0) 400 686 106
christian.bennett@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

14 June 2007

Moomba Carbon Storage Demonstration Project

Santos notes today's article in The Advertiser newspaper regarding a proposal by Santos to sequester carbon dioxide in the Cooper Basin.

Santos confirms that it submitted a proposal to the Federal Government this week regarding what was presented as the Moomba Carbon Storage ("MCS") project. This follows discussions with government officials extending back into 2006. It is important to note that the Government has not responded to this proposal and it remains under consideration.

MCS has the long-term objective of establishing a large-scale (20+ mtpa) carbon storage hub at Moomba, capable of storing, on conservative estimates, in excess of 400 million tonnes of carbon dioxide (CO2). It would do so by injecting CO2 into the depleted and/or depleting oil and gas reservoirs of the Cooper Basin, thereby providing a secure storage solution for major carbon emitters in Queensland, New South Wales and South Australia.

An initial Demonstration Phase is designed as proof-of-concept for the technical and economic feasibility of long-term, high volume CO2 storage in the Cooper Basin. This demonstration would harness existing Basin knowledge and expertise in order to sequester CO2 emissions associated with Santos' operations at Moomba. It is anticipated that approximately 1 mtpa of CO2 (equivalent to taking 250,000 cars off the road per year) would be sequestered during the initial years of the Demonstration Phase, commencing in 2010.

The $700+ million Demonstration Phase proposal seeks partial one-off Federal funding support. Subsequent development of MCS, subject to successful demonstration, would not require Federal funding but rely upon the emergence of a carbon price under a well-designed emissions trading scheme.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

END